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                          April 27, 2021

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Residential Growth REIT, Inc.
       1345 Avenue of the Americas
       32nd Floor
       New York, NY 10105

                                                        Re: Bluerock
Residential Growth REIT, Inc.
                                                            Form S-3
                                                            Filed April 20,
2021
                                                            File No. 333-255388

       Dear Mr. Kamfar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Richard P. Cunningham,
Jr., Esq.